SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CNPJ 76.483.817/0001-20 - NIRE 41300036535 - CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Public Offering of Shares

Companhia Paranaense de Energia - COPEL ("Company"), a company that generates, transmits, distributes and trades energy, in compliance with the provisions of article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended, and with the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 44, of August 23, 2021, as amended, informs its shareholders and the market in general that, further to Material Facts 06/22, 07/22, 10/22, 05/23, 06/23, 07/23, 08/23 and 11/23 and the Notices to the Market 01/23, 09/23 and 16/23, as approved at the Board of Directors' meeting, submitted to the Brazilian Securities and Exchange Commission, on this date, a request for automatic registration of a public offering for primary and secondary distribution of, initially, 549,171,000 common shares issued by the Company, all nominative, book-entry and without par value, free and clear of any liens or encumbrances ("Shares"), comprising (i) a primary offering of, initially, 229,886,000 Shares to be issued by the Company; and (ii) a secondary offering of, initially, 319,285,000 Shares held and to be sold by the State of Paraná ("Selling Shareholder"), in both cases, to be carried out pursuant to a global offering (the “Offering”) that includes (i) a Brazilian offering in the Federative Republic of Brazil, in an over-the-counter market, pursuant to article 26, item III, paragraph "b", of CVM Resolution No. 160, of July 13, 2022, as amended, ("CVM Resolution 160"), and (ii) a registered offering in the United States. The Offering is made in connection with the Company's transformation process into a company with dispersed capital and without a controlling shareholder.

Within the scope of the Offering, there will be no distribution of the additional lot provided for in article 50 of CVM Resolution 160.

Pursuant to article 51 of CVM Resolution 160, the number of Shares initially offered may be increased by an additional lot equivalent to up to 15% of the total number of Shares initially offered, that is, by up to 82,375,650 Shares, under the same conditions and at the same price as the Shares initially offered, of which (i) up to 18,518,650 Shares to be issued by the Company; and (ii) up to 63,857,000 Shares held and to be sold by the Selling Shareholder, pursuant to an option to be granted by the Company and the Selling Shareholder to the stabilizing agent, under the terms of the distribution agreement with the intermediary institutions of the Offering.

The Brazilian offering includes and will be subject to a priority offering in Brazil pursuant to which our existing shareholders have the right to purchase our common shares. The subscription rights in the priority offering have not been and will not be registered under the United States Securities Act of 1933, as amended (“Securities Act”) or under any U.S. State securities laws. Accordingly, the priority offering will be made only as part of the Brazilian offering in reliance upon certain exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and will not be made available or included as part of the international offering. The exercise of rights in the priority offering occurs, and the settlement of the priority offering will occur, only in Brazil. Holders of our unit ADSs and the shareholders that hold our common shares outside of B3 will not be permitted to participate in the priority offering. In addition, under the terms of the Offering documentation, the Company, its directors and officers who currently own shares and the Selling Shareholder have undertaken not to sell shares issued by the Company for a period of 180 days from the pricing of the Offering.

This material fact shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act or a valid exemption from registration. Any public offering of securities in the United States must be made by means of a prospectus, which must contain detailed information about the Company and its management, as well as its financial statements. Except for the registration of the offering with the CVM and the SEC, the Company, the Selling Shareholder, the Global Coordinators and the Domestic and International Placement Agents do not intend to make any registration of the offering or the shares with any capital markets regulatory agency or body in any other country.

The Offering may not be concluded in case the Brazilian Federal Court of Auditors (Tribunal de Contas de União – TCU) does not approve the terms of the concession premiums due on the renewal of certain concessions of the Company defined in a joint ordinance of the Ministries of Finance and Mines and Energy.

Curitiba, July 26, 2023.

Adriano Rudek de Moura

Director of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 26, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.